UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [x] Form 10-Q
             [ ] Form N-SAR

     For Period Ended: September 30, 1997
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     [ ] Transition Report on Form 10-K
     [ ] Transition  Report  on Form  20-F
     [ ] Transition  Report  on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended:
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Read  Instruction (on back page) Before  Preparing  Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION
Big Smith Brands, Inc.
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Full Name of Registrant

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Former Name if Applicable
    7100 West Camino Real, Suite 201
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Address of Principal Executive Office (Street and Number)
     Boca Raton, Florida  33433
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City, State and Zip Code

PART II   RULES 12b-25(b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate)

  [x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
  [x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
  [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III   NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

See Rider I
                                                 (Attach Extra Sheets if Needed)
                                                                  SEC 1344 (6/93

PART IV   OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Delbridge E. Narron           (212)                       715-7599
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         (Name)                 (Area Code)               (Telephone Number)

(2) Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is
     no, identify report(s).                                        [x]Yes [_]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                    [x] Yes [_] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     See Rider II


      Big Smith Brands, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     11/14/97                  By /s/Terry L. Dober
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                                     Terry L. Dober, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

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Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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                                    Rider I


          Registrant's financial statements were not completed on or before the date on which Registrant's Form 10-Q for the fiscal quarter ended September 30, 1997, is required to be filed as a result of Registrant's devoting its limited accounting resources to efforts to arrange for a refinancing of Registrant's senior credit facility. The Registrant believes at this time that its Form 10-Q will be filed within the grace period provided for under Rule 12b-25.

                                    Rider II


         Registrant expects its results of operations to have improved to an operating loss of approximately $998,000 for the fiscal quarter ended September 30, 1997, from an operating loss of approximately $2,172,000 for the fiscal quarter ended September 30, 1996. This increase resulted primarily from a decrease in operating expenses augmented by an increase in gross profit for this quarter as compared to the fiscal quarter ended September 30, 1996, which quarter's gross profit reflected the writedown of $817,000 of Caterpillar branded inventory and decreased sales margins as the Company moved to liquidate its Caterpillar branded product inventory.